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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	5/5/06
No. of pages including this one	14.

[redacted]

06013807

SUPPL

Please find attached 2 recent press releases from Erste Bank. The first is their Q1 results announcement and the second is regarding the purchase of the minority stake in Erste Bank Serbia

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson

PROCESSED
JUN 01 2006
THOMSON
FINANCIAL

dw 5/31

ERSTE BANK

INVESTOR INFORMATION

Vienna, 28 April 2006

Erste Bank posts record net profit of EUR 240 million in the first quarter of 2006

Highlights in figures: [1]

- **Net interest income** up +7.6% from EUR 672.7 million to **EUR 724.0 million.**
- **Net commission income** increased +10.0 % from EUR 311.1 million to **EUR 342.2 million.**
- **Operating income** rose +11.3 % from EUR 1,046.6 million to **EUR 1,165.1 million.**
- **General administrative expenses** increased +5.3% from EUR 658.9 million to **EUR 693.9 million.**
- **Operating profit** improved +21.5% from EUR 387.7 million to **EUR 471.2 million.**
- **Pre-tax profit** rose +33.8% from EUR 284.4 million to **EUR 380.4 million.**
- **Consolidated net profit after taxes and minorities** increased +49.5 percent from EUR 160.3 million to **EUR 239.6 million.**
- **Cost/income ratio** improved from 61.8 % for 2005 as a whole to **59.6%** in the first quarter of 2006.
- **Return on equity** in the first quarter of 2006 (following the capital increase) amounted to 15.6% compared to 19.0% for 2005 as a whole.
- **Total assets** increased +4.0% from EUR 152.7 billion at the end of 2005 to **EUR 158.8 billion.**
- First quarter **earnings per share** rose from EUR 0.67 last year to **EUR 0.83** this year.
- **Tier 1 capital ratio** was 10.2% on 31 March 2006 (as compared to 6.8% at the end of 2005), solvency ratio was 14.1% up from 11.0% at the end of 2005 (8.0% is the legal requirement).

Summary of first quarter developments

Erste Bank Group has started the year with a strong performance. In the first quarter of 2006 it posted **net profit after tax and minority interests** of **EUR 239.6 million**, well ahead of its latest record set in the final quarter of 2005. For Andreas Treichl, the Chief Executive Officer, these quarterly results are "a very promising start to the new year and demonstrate the value of a well balanced country and business mix. In Central Europe we expect to outperform our current results in the coming quarters. In Austria, which continues to deliver excellent results, we expect to maintain our strong performance," Treichl added. CFO Reinhard Ortner noted that the excellent results, especially in Treasury business "might be maintained but such a development will strongly depend on the market environment."

[1] Newly acquired Erste Bank Serbia has been included in the consolidated accounts since 9 August 2005 (date of the closing). In addition, prior-year figures (2005) have been adapted pursuant to the requirements of IAS 32 and IAS 39. Details of these changes were outlined in the press release dated 6 December 2005, which can be found on the Erste Bank website.

This excellent performance is attributable to substantial growth of 11.3% in **operating income,** which *rose from* EUR 1,046.6 *million to* EUR 1,165.1 *million. Outstanding results were achieved in all* segments, but especially in the trading business. At the same time, the increase in **general administrative expenses** was kept to a relatively modest 5.3% (from EUR 658.9 million to EUR 693.9 million). The **operating profit** grew by nearly one fourth, to EUR 471.2 million. The **cost/income ratio** improved from 61.8% for 2005 as a whole to 59.6% for the first quarter of 2006.

As expected, Erste Bank's **return on equity** declined in the first quarter owing to the EUR 2.9 billion **capital increase** completed in January 2006. This ratio fell from 19.0% for 2005 as a whole to 15.6% in the first quarter.

The **total assets** of the Erste Bank Group rose in the first quarter of 2006 by 4.0% from EUR 152.7 billion to EUR 158.8 billion. This increase was mainly attributable to strong growth in customer lending. **Loans and advances to customers** rose by 4.8% from EUR 80.4 billion to EUR 84.3 billion

Outlook

Erste Bank reiterates the targets set on the acquisition of Romania's largest bank, Banca Comerciala Romana. Annual average **growth of more than 20%** is forecast for **net profit after tax and minorities** from **2005 to 2009.** The 2009 target for the **cost/income ratio** is to come in below **55 %**. Following a near 70% increase in equity as a result of the capital increase at the start of the year **return on equity** will decline in the current business year. However, it should recover in the years thereafter to reach **18% to 20%** in 2009. In **2006**, the management expects net profit to increase by more than 20%, excluding the consolidiation-related effects from BCR.

I. Performance in detail

in EUR million	**1.1.-31.3.2006**	1.1-31.3.2005	% change
Net interest income	724.0	672.7	7.6
Risk provisions for loans and advances	(109.1)	(101.3)	7.7
Net commission income	342.2	311.1	10.0
Net trading result	91.2	57.2	59.4
General administrative expenses	(693.9)	(658.9)	5.3
Insurance business	7.7	5.6	37.5
Other operating result	18.3	-2.0	>100.0
Pre-tax profit	**380.4**	284.4	33.8
Consolidated net profit	**239.6**	160.3	49.5

1. Earnings performance

1.1 Operating income

Net interest income
The slight upward trend in interest rates in recent months helped to boost profits in the retail business. However, an even more significant driver of record profit for the first quarter of 2006 is the strong expansion in lending to customers.

Net interest income increased by 7.6%, from EUR 672.7 million in the first quarter of 2005 to EUR 724.0 million this year. With the exception of a slight decline at the Haftungsverbund savings banks, growth was recorded at core segments of the group, but especially at Erste Bank AG and Česká spořitelna. The rise in net interest income surpassed expectations at Slovenská sporiteľňa, which saw an increase despite the expiry of its high-yield government bonds.

Net interest margin for the first quarter of 2006 (net interest income as a percentage of the average interest-bearing assets – calculated from total assets less cash reserves, trading assets, tangible fixed assets and intangible fixed assets and other assets) amounted to 2.04% and were virtually unchanged against 2005 as a whole, both domestically (approx. 1.6%) and in Central Europe (average of about 3.6%).

Net commission income (in EUR million)

Erste Bank Group	Q1 2006	Q1 2005	Change in %
Lending business	43.6	44.2	(1.4)
Payment transfers	123.9	113.7	9.0
Securities transactions	120.2	92.6	29.8
thereof: investment fund transactions	*48.6*	*32.6*	*49.1*
custodial fees	*14.4*	*13.4*	*7.5*
brokerage	*57.2*	*46.6*	*22.7*
Insurance business	21.9	21.4	2.3
Building society brokerage	6.7	8.4	(20.2)
Foreign exchange transactions	9.2	9.2	0.0
Other	16.7	21.6	(22.7)
Total	342.2	311.1	10.0

Net commission income continued to develop positively, rising by 10% over the same quarter last year, from EUR 311.1 million to EUR 342.2 million. Securities transactions were a major factor in this positive trend. Profits in this segment increased by 29.8% over the same period last year, from EUR 92.6 million to EUR 120.2 million. Payment transactions also posted for satisfactory results (+9.0% to EUR 123.9 million) while Haftungsverbund savings banks achieved above average net commission income.

Of special significance in the first quarter of 2006 was the **net trading result**, which reached an extraordinarily high level of EUR 91.2 million. This figure surged by 59.4% compared to the already high Q1 2005 figures of EUR 57.2 million. Above average profits, particularly from securities and foreign exchange transactions, were achieved in all trading units of the group.

Income from insurance business saw robust growth of 37.5%, rising to EUR 7.7 million. This reflected in part the higher income from financial investments, but also a strong performance by s Versicherung and local insurance companies in their core business.

1.2. General administrative expenses of Erste Bank Group

in EUR million	1.1. –31.3.2006	1.1. –31.3.2005	Change in %
Personnel expenses	407.0	377.4	7.8
Other administrative expenses	201.7	197.4	2.2
Subtotal	*608.7*	*574.8*	*5.9*
Depreciation and amortisation	85.2	84.1	1.3
Total	693.9	658.9	5.3

Austria (incl. Corporate Center and International Business)

in EUR million	1.1. –31.3.2006	1.1. –31.3.2005	Change in %
Personnel expenses	292.3	275.0	6.3
Other administrative expenses	101.2	103.8	(2.5)
Subtotal	*393.5*	*378.8*	*3.9*
Depreciation and amortisation	40.4	43.2	(6.4)
Total	433.9	422.0	2.8

Central Europe

in EUR million	1.1. –31.3.2006	1.1. –31.3.2005	Change in %
Personnel expenses	114.7	102.4	12.0
Other administrative expenses	100.5	93.6	7.4
Subtotal	*215.2*	*196.0*	*9.8*
Depreciation and amortisation	44.8	40.9	9.5
Total	**260.0**	236.9	9.7

Total **general administrative expenses** increased by 5.3 % in the first three months of the current business year, rising from EUR 658.9 million to EUR 693.9 million. The two major factors for this trend were the development of exchange rates in Central Europe and the first-time consolidation of Erste Bank Serbia.

Personnel expenses rose by 7.8% in the first three months in 2006, from EUR 377.4 million to EUR 407.0 million. The higher growth in Central Europe (+12.0% to EUR 114.7 million) was attributable to the need to adjust salaries to market levels. In the remainder of the group, personnel expenses increased by 6.3%.

The total number of employees remained virtually unchanged in the first quarter. The slight increase of 0.8% to 36,453 employees is primarily attributable to the expansion of the branch network in Hungary, Croatia and Serbia.

Employed by group	**31.3.2006**	**31.12.2005**	**Change in %**
Domestic incl. Haftungsverbund savings banks	**14,723**	**14,757**	**(0.2)**
International	**21,730**	**21,393**	**1.6**
thereof the Česká spořitelna Group	10,801	10,755	0.4
thereof the Slovenská sporiteľňa Group	4,895	4,836	1.2
thereof the Erste Bank Hungary Group	2,675	2,551	4.9
thereof Erste Bank Croatia	1,661	1,604	3.6
thereof Erste Bank Serbia	954	915	4.3
thereof other subsidiaries in CEE and foreign branches	744	732	1.6
TOTAL	**36,453**	**36,150**	**0.8**

Other administrative expenses increased only moderately from EUR 197.4 million to EUR 201.7 million thanks to consistent cost management. The increase in this area stemmed solely from Central Europe (+7.4 % to EUR 100.5 million). In Austria (including the Corporate Center and International Business) these costs were reduced by 2.5%. Declining office space costs and significantly lower consulting expenses helped bring about this reduction.

Depreciation of tangible fixed assets increased also only by 1.3%, from EUR 84.1 million to EUR 85.2 million. This trend is attributable to the more restrictive approach taken to investments in recent years.

Risk provisions for loans and advances rose by 7.7% from EUR 101.3 million to EUR 109.1 million. This increase can be explained in part by the unusually low allocations at Česká spořitelna and at Slovenská sporiteľňa in the first quarter of 2005 due to exceptional releases. However, this figure also reflects the significant expansion of lending volumes at the Haftungsverbund savings banks.

The balance of **other operating income** improved markedly, from EUR -2.0 million last year to EUR 18.3 million. One reason for this positive trend was the need for larger write-downs for

investments in the same period last year. Income in the order of EUR 6.3 million from Erste banks's private equity business and lower deposit insurance contributions owing to legal changes especially in Slovakia also contributed to this trend.

The 2006 **tax rate** is expected to be lower than in 2005, when this figure was just under 25%, owing not least to a further 2 percentage point decrease in the tax rate in the Czech Republic.

II. Development of the balance sheet

in EUR million	31.3.2006	31.12.2005	Change in %
Loans and advances to credit institutions	18,604	16,858	10.4
Loans and advances to customers	84,310	80,419	4.8
Risk provisions for loans and advances	(2,809)	(2,817)	(0.3)
Securities portfolio and other financial assets	48,401	47,681	1.5
Other assets	10,309	10,519	(2.0)
Total assets	**158,815**	152,660	4.0

in EUR million	31.3.2006	31.12.2005	Change in %
Amounts owed to credit institutions	36,213	33,911	6.8
Amounts owed to customers	75,151	72,793	3.2
Debts evidenced by certificates and subordinated capital	24,202	25,581	(5.4)
Other liabilities	14,041	13,914	0.9
Total equity	9,208	6,461	42.5
thereof shareholders' equity	6,936	4,129	68.0
thereof held by minority interests	2,272	2,332	(2.6)
Total liabilities	**158,815**	152,660	4.0

The **total assets** of the Erste Bank Group increased by 4.0% in the first quarter of 2006 from EUR 152.7 billion at the end of 2005 to EUR 158.8 billion.

Loans and advances to customers during this period rose by 4.8%, from EUR 80.4 billion to EUR 84.3 billion. This increase is attributable mainly to the above average growth in business in Central Europe, where the lending volume expanded by roughly 6.1% to EUR 20.1 billion.

Risk-weighted assets in accordance with Section 22 para. 2 of the Austrian Banking Act (BWG) edged up in the first quarter of 2006 by 2.1% to EUR 76.6 billion.

Risk provisions for loans and advances remained virtually unchanged at EUR 2.8 billion taking into account the allocations to provisions and the release and use of provisions.

Investments in securities and other financial assets as of 31 March 2006 were only marginally higher than at the end of 2005. The total of trading assets, other current assets and financial assets rose by 1.5% from EUR 47.7 billion at the end of 2005 to EUR 48.4 billion. **Other current assets** totaling EUR 18.8 billion (as of 31 March 2006) included EUR 4.6 billion from the "Fair Value Portfolio" whose valuation result and realised values are recorded in the profit and loss account and EUR 14.2 billion from the "Available for Sale Portfolio", whose valuation results are recorded under equity up to realisation.

On the liability side, **customer deposits (amounts owed to customers)** rose by a total of 3.2%, from EUR 72.8 billion to EUR 75.2 billion. Savings deposits grew by +4.6% to EUR 40.6 billion, mainly due to a reclassification of certain deposits products previously recorded under other customer deposits.
The expansion of customer deposit business is largely due to growth in Central Europe (+7.1% to EUR 28.4 billion).

Own issues, comprising debts evidenced by certificates and subordinated capital, fell by 5.4% from EUR 25.6 billion to EUR 24.2 billion. The volume of **debts evidenced by certificates** declined by 6.5% to EUR 19.9 billion in the first quarter of 2006. This decrease is due mainly to the repayment of short-term certificates of deposit and commercial papers at Erste Bank AG.

The reported **capital** increased by a substantial 42.5%, from EUR 6.5 billion to EUR 9.2 billion owing to the growth in **shareholders' equity** (+68.0% to EUR 6.9 billion) as a result of the capital increase. Through this transaction Erste Bank issued 64,848,960 new shares in January 2006, including a fully exercised underwriter's over-allotment option (Greenshoe). This increased shareholders' equity (including premium) by some EUR 2.9 billion. Due to the full consolidation of the Haftungsverbund savings banks the shares acquired by them (about EUR 0.2 billion) must be deducted from equity capital.

The total qualifying **equity capital** of the Erste Bank Banking Group according to the Austrian Banking Act (BWG) amounted to approximately EUR 11.2 billion as of 31 March 2006 (end of 2005: EUR 8.6 billion). Based on the minimum capital requirement of about EUR 6.6 billion on the reporting date, the cover ratio stood at 171% (end of 2005: 135%).

The **core capital (Tier 1)** amounted to about EUR 7.8 billion as of 31 March 2006 (end of 2005: EUR 5.1 billion) with a **Tier 1 ratio of** 10.2% (end of 2005: 6.8%).
The **solvency ratio** in accordance with the Austrian Banking Act (BWG) amounted to 14.1% as of 31 March 2006 (end of 2005: 11.0%) far above the minimum legal requirement of 8.0%. These ratios will drop following the completion of the acquisition of BCR, currently expected by the end of Q2 2006.

III. Segment reporting[2]

Austria

Exceptionally strong first-quarter results in Austria continued last year's favourable trend. Net profit after taxes and minority interests increased by 62.2% from EUR 63.2 million to EUR 102.5 million. These record earnings in Austria were due to exceptionally strong net commission income, which rose by 13.1% (EUR 26.6 million), and an almost twofold increase in the net trading result (Trading & Investment Banking segment), up 70.3% from EUR 30.4 million to EUR 51.8 million. Operating income rose by nearly 7% overall, while the increase in general administrative expenses was a relatively moderate 2.1% (EUR 8.3 million). The first-quarter operating profit rose by 15.5% (EUR 33.4 million) to EUR 249.5 million, with all segments recording gains. This favourable performance was also reflected in the cost/income ratio, which improved from 65.2% to 62.4%. Other operating income increased by EUR 6.7 million to EUR 24.4 million as a result of higher income from securities other than trading securities and proceeds from the sale of participations. The return on equity increased from 13.1% to 19.5%, well above the 15% target.

Savings Banks
Net profit after taxes and minority interests rose by EUR 0.3 million to EUR 3.7 million. The increase in risk provisions of close to 9% from EUR 40.5 million to EUR 44.1 million was due exclusively to higher provisioning requirements at those savings banks that had no impact on net profit after taxes and minority interests, given the absence of an equity interest. Net commission income rose sharply by 13.2% (EUR 11.3 million), especially in the securities business. This increase coupled with the modest 1.3% (EUR 2.6 million) increase in general administrative expenses resulted in a 7.5% rise in operating profit from EUR 90.1 million to EUR 96.9 million. The other operating result increased from a loss of EUR 1.4 million to a gain of EUR 6.3 million,

[2] The published results of individual Group members cannot be compared on a like-for-like basis with results in segment reporting. For example, refinancing costs are allocated to Central European subsidiaries in segment reporting.

mainly as a result of higher income from securities other than trading securities. The cost/income ratio contracted from 69.4% to 68.1%, and the return on equity increased to 4.6%.

Retail and Mortgage:

The retail business again performed very well in the first quarter of 2006. Net profit after taxes and minority interests rose by 49.7% (or EUR 9.6 million) from EUR 19.2 million to EUR 28.8 million. This increase was largely driven by net commission income, which advanced by 14.3% (or EUR 11.1 million) on solid equity issue sales commissions in the branches and the generally strong securities business. Moreover, net interest income rose slightly from EUR 128.4 million to EUR 129.6 million through increased lending volume, although on the deposit side competitive pressures weighed on margins. Income from the insurance business gained a substantial 40.2% from EUR 3.7 million to EUR 5.2 million, on the back of a higher net financial result at s Versicherung. The decline in the other operating result was due to a change in the scope of consolidation for equity interests allocated to this segment. The slight 1.4% increase in general administrative expenses from EUR 156.9 million to EUR 159.1 million also reflects the growing business expansion of the investment fund subsidiary in Erste Bank Group's extended home market. Operating profit also rose considerably in this segment, with a 21.9% increase from EUR 55.1 million to EUR 67.1 million. The cost/income ratio improved from 74.0% to 70.3%, while the return on equity stood at 11.9%.

Large Corporates

The operating profit of the Large Corporates segment increased by 11.2% from EUR 31.1 million to EUR 34.6 million. This increase was driven mainly by gains in net commission income, which rose by 15.2% (EUR +2.9 million) from EUR 18.9 million to EUR 21.8 million and the net trading result, which advanced by EUR 2.1 million from a loss of EUR 1.9 million to a profit of EUR 0.2 million. The increase in net commission income resulted from gains in the securities and investment banking business and a strong result by the leasing subsidiary Immorent.The significant 73.4% (EUR 10.8 million) increase in net profit after taxes and minority interests from EUR 14.7 million to EUR 25.5 million was largely driven by other operating income, which increased from EUR 4.4 million to EUR 12.0 million through project financing and private equity related earnings. The cost/income ratio was 38.8%, while the return on equity increased sharply from 11.9% to 18.5%.

Trading and Investment Banking

Net profit after taxes and minority interests increased by 53.9% from EUR 28.9 million to EUR 44.4 million. The only setback in this otherwise strong performance was the decline in net interest income from EUR 16.2 million to EUR 13.0 million, which resulted from the general interest rate trend and a flat yield curve. Net commission income posted further gains, rising from EUR 21.0 million to EUR 22.4 million. These gains were largely generated by the securities business, in particular the sale of structured products. The ample increase in the net trading result from EUR 25.2 million to EUR 41.1 million was mainly recorded in the equity trading segment. Given higher transaction costs, general administrative expenses increased by 13%, a larger increase than experienced in the other Austrian segments. Overall, the cost/income ratio improved from 36.3% to 33.5%, while the return on equity climbed from 41.4% to 68.4%.

Central Europe

Czech Republic

Net profit after taxes and minority interests at Česká spořitelna increased by 22.7% (or EUR 15.1 million) from EUR 66.5 million to EUR 81.5 million. Even though market interest rates remained below Euro rates, net interest income rose by 23% from EUR 139.7 million to EUR 172.1 million in the first quarter of 2006 supported by continued strong loan growth. Net commission income grew by 7.7% from EUR 72.6 million to EUR 78.2 million, driven by gains in the payments and bank cards businesses. The substantial 37.5% gain in the net trading result from EUR 12.9 million to EUR 17.8 million was due to higher income mainly in currency trading business. General administrative expenses increased by 6.4% (1.0% after adjusting for the currency impact) from EUR 136.3 million to EUR 145.0 million, with the rise entirely attributable to depreciation. Both personnel and other administrative expenses were maintained at existing levels, thanks mainly to

cost reduction measures implemented in the third quarter of last year, it should be noted that a direct comparison with the previous year is partially distorted by the increase in accrued expenses this year. The other operating result fell from a gain of EUR 8.7 million to a loss of EUR 5.2 million, mainly as a result of reduced income from other current assets. Given a very favourable operating income trend, operating profit increased by 38.4%, an increase that benefited from the favourable CZK/EUR exchange rate trend (+5.0%) and the above-average net trading result. The cost/income ratio fell from 60.0% to 53.6%, while the return on equity remained essentially unchanged at 41.1%.

<u>Slovakia</u>
Net profit after taxes and minority interests of Slovenská sporiteľňa increased by 11.5% from EUR 20.5 million to EUR 22.9 million. In net interest income, the absence of income from high-interest bonds was more than offset by better-than-expected performance of the retail lending business, stronger gains from at equity holdings and from lower refinancing costs. Reported net commission income remained unchanged from the previous year, although year-on-year comparisons are skewed due to the first-time accrual of one-off commission income as per year-end 2005 (pursuant to IAS 39) . For the full year, however, net commission income is expected to increase substantially.

The net trading result increased by 67.6% from EUR 3.5 million to EUR 5.8 million, driven mainly by foreign exchange trading gains. General administrative expenses increased by EUR 3.6 million from EUR 41.7 million to EUR 45.3 million. This increase was mainly due to higher personnel expenses, as well as accrued expenses, which were not recorded in the first quarter of the previous year. The improvement in the other operating result was largely due to reduced deposit insurance contributions in accordance with regulatory changes. Both operating profit and net profit after taxes and minority interests posted strong gains, rising by 14.3% and 11.5%, respectively. Because of an increased equity allocation, however, the return on equity contracted from 50.7% to 40.2%, while the cost/income ratio improved from 61.1% to 59.9%.

<u>Hungary</u>
The operating result at Erste Bank Hungary rose by 10.9%, or EUR 3.3 million, from EUR 29.9 million to EUR 33.1 million. In this context the negative currency development – the Hungarian Forint depreciated by 4.5% compared to the same period last year – has to be noted. Net interest income increased by EUR 5.4 million, or 11.5%, from EUR 47.1 million to EUR 52.5 million, underpinned mainly by continued strong growth in loan volumes. Net commission income showed a substantial decline of EUR 3.6 million, or 22%, compared to the first quarter of 2005 due to a number of extraordinary items in the first quarter of 2006, amongst others a change in accruals of interest and similar expenses which are now classified and booked under commission expenses. In addition commission expenses in relation to the loan brokerage business as well as costs associated with the introduction of a new bank card product also weighed on net commission income. Even including these extraordinary effects, Erste Bank Hungary expects significant net commission income growth of more than 15% compared to 2005 – for the full year of 2006. Despite the deterioration in net commission income, a solid trading result (up 23.4%), combined with a moderate increase in general administrative expenses, which rose by 1.6% from EUR 42.4 million to EUR 43.1 million, contributed to a rise of 10.9% in the operating result and an improvement in the cost/income ratio from 58.7% to 56.5% Net profit after taxes and minorities of EUR 16.9 million slightly edged last year's level. Similarly to net commission income, net profit is also expected to increase substantially on last year.

<u>Croatia</u>
Operating profit increased by 1.1% from EUR 15.8 million to EUR 16.0 million. Net interest income remained unchanged at EUR 27.4 million, but is not directly comparable with the previous year's result as valuation gains from derivatives were reclassified under the net trading result. Otherwise, net interest income would have increased by 11%, or EUR 3 million. Moreover, the current strict regulatory controls aimed at preventing foreign exchange lending in Croatia significantly weighed on net interest income. Net commission income increased by 31.7% from EUR 4.6 million to EUR 6.1 million. The increase in the net trading result was marked by the above-mentioned reclassification of derivative positions. General administrative expenses

increased by 25.6% (EUR 4.2 million) from EUR 16.3 million to EUR 20.5 million. Return on equity fell from 15.8% to 12.5%, while the cost/income ratio deteriorated from 50.8% to 56.2%.

Serbia

Erste Bank Serbia has been consolidated since August 2005. In September a comprehensive transformation programme was launched, which is designed to optimise operating processes and improve the bank's competitive position in the Serbian market. The reported loss of EUR 5.7 million reflects the costs associated with the restructuring and expansion strategy in Serbia.

International Business

The International Business continued its strong performance in the first quarter of 2006. Net profit after taxes and minority interests increased by 32.4% (or EUR 6.4 million) from EUR 19.7 million to EUR 26.1 million. The decrease in net interest income — mainly as a result of the current trend of narrowing credit spreads in the syndication business — was largely offset by the reduced need for risk provisions. This increase was driven by the improvement in the other operating result through partial provision releases of loans previously written off in full along with valuation gains in the securities portfolio and ongoing cost management. The cost/income ratio fell slightly from 20.7% to 20.1%, while return on equity increased from 16.7% to 18.9%.

Corporate Center

The Corporate Center segment encompasses the profits from all companies that cannot be clearly assigned to a business segment, profit consolidation between the segments and one-off effects not assigned to a business segment in order to allow comparability.

The trend in net commission income and general administrative expenses can be largely attributed to changes in profit consolidation from bank support operations. General administrative expenses were affected to a large extent by other administrative costs of Group projects started in 2004 and expenses related to strategic Group-wide activities. The improvement in net interest income was almost entirely due to the income allocated to the segment from the capital increase in end-January 2006 to finance the acquisition of Banca Comerciala Romana. The gains in other operating income were generated by non-recurring valuation measures of other equity interest in the first quarter of the previous year.

Foreign exchange summary

	End of period rates			Average rates		
Euro FX rates	Q1 2006	YE 2005	%-change	Q1 2006	Q1 2005	%-change
CZK/EUR	28.60	29.00	1.4%	28.58	30.08	5.0%
SKK/EUR	37.63	37.88	0.7%	37.50	38.37	2.3%
HUF/EUR	265.74	252.87	(5.1%)	256.14	245.15	(4.5%)
HRK/EUR	7.34	7.37	0.4%	7.34	7.53	2.4%
CSD/EUR	87.00	85.12	(2.2%)	86.82	76.49	(13.5%)

Positive change = appreciation, negative change = depreciation

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

I. Income Statement (IFRS)

in EUR m	1/1.-31/3/06	1.1.-31/03/05	+/-%
Net interest income	724.0	672.7	7.6
Risk provisions for loans and advances	(109.1)	(101.3)	7.7
Net commission income	342.2	311.1	10.0
Net trading result	91.2	57.2	59.4
General administrative expenses	(693.9)	(658.9)	5.3
Result from insurance business	7.7	5.6	37.5
Other operating result	18.3	(2.0)	>100.0
Pre-tax profit for the period	**380.4**	**284.4**	**33.8**
Taxes on income	(85.6)	(68.8)	24.4
Profit for the period	**294.8**	**215.6**	**36.7**
Minority interests	(55.2)	(55.3)	(0.2)
Net profit after minority interests	**239.6**	**160.3**	**49.5**

II. Balance Sheet (IFRS)

in EUR m

Assets	31/03/06	31/12/05	+/-%
Cash and balances with central banks	2,787	2,728	2.2
Loans and advances to credit institutions	18,604	16,858	10.4
Loans and advances to customers	84,310	80,419	4.8
Risk provisions for loans and advances	(2,809)	(2,817)	(0.3)
Trading assets	5,514	5,426	1.6
AfS & assets through profit and loss	18,827	18,644	1.0
Financial investments	24,060	23,611	1.9
Intangible assets	1,903	1,911	(0.4)
Tangible assets	1,669	1,688	(1.1)
Other assets	3,950	4,192	(5.8)
Total assets	**158,815**	**152,660**	**4.0**

Liabilities and shareholders' equity	31/03/06	31/12/05	+/-%
Amounts owed to credit institutions	36,213	33,911	6.8
Amounts owed to customers	75,151	72,793	3.2
Debts evidenced by certificates	19,900	21,291	(6.5)
Provisions	8,845	8,635	2.4
Other liabilities	5,196	5,279	(1.6)
Subordinated capital	4,302	4,290	0.3
Total equity	9,208	6,461	42.5
thereof shareholders' equity	6,936	4,129	68.0
thereof minority interests	2,272	2,332	(2.6)
Total liabilities and shareholders' equity	**158,815**	**152,660**	**4.0**

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change

III. Erste Bank Group - Divisional Reporting

OVERVIEW								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	376.5	384.2	303.2	259.8	34.4	36.1	9.9	(7.4)
Risk provisions for loan and adv.	(80.4)	(80.1)	(24.1)	(13.9)	(4.5)	(7.6)	(0.1)	0.4
Net commission income	229.4	202.8	117.3	112.7	7.3	7.2	(11.7)	(11.6)
Net trading result	51.8	30.4	37.9	25.4	0.1	(0.0)	1.4	1.3
General administrative expenses	(413.4)	(405.1)	(260.0)	(236.8)	(8.4)	(9.0)	(12.1)	(8.1)
Income from insurance business	5.2	3.7	2.5	1.8	0.0	0.0	0.0	0.0
Other operating result	24.4	6.7	(9.7)	0.2	7.1	0.6	(3.5)	(9.5)
Pre-tax profit for the period	193.5	142.7	167.1	149.3	36.0	27.4	(16.2)	(35.0)
Taxes on income	(41.7)	(37.1)	(38.4)	(33.3)	(9.9)	(7.7)	4.5	9.3
Minority interests	(49.3)	(42.4)	(6.5)	(6.3)	0.0	0.0	0.6	(6.6)
Net profit after minority interests	**102.5**	**63.2**	**122.2**	**109.7**	**26.1**	**19.7**	**(11.2)**	**(32.3)**
Average risk-weighted assets	49,194.9	45,421.5	20,065.1	14,845.8	7,330.2	6,197.8	333.1	347.4
Average attributed equity	2,104.5	1,931.0	1,507.0	1,126.2	550.5	470.2	1,991.2	26.4
Cost/Income ratio	**62.4%**	**65.2%**	**56.4%**	**59.2%**	**20.1%**	**20.7%**	**n.a.**	**n.a.**
ROE based on net profit	**19.5%**	**13.1%**	**32.4%**	**39.0%**	**18.9%**	**16.7%**	**n.a.**	**n.a.**
Thereof funding costs	(14.1)	(16.3)	(14.1)	(16.2)	0.0	0.0	(4.1)	(5.6)

TOTAL		
	Erste Bank Group	
in EUR m	Q1 2006	Q1 2005
Net interest income	724.0	672.7
Risk provisions for loan and advances	(109.1)	(101.3)
Net commission income	342.2	311.1
Net trading result	91.2	57.2
General administrative expenses	(693.9)	(658.9)
Income from insurance business	7.7	5.6
Other operating result	18.3	(2.0)
Pre-tax profit for the period	**380.4**	**284.4**
Taxes on income	(85.6)	(68.8)
Minority interests	(55.2)	(55.3)
Net profit after minority interests	**239.6**	**160.3**
Average risk-weighted assets	76,923.3	66,812.4
Average attributed equity	6,153.3	3,553.7
Cost/Income ratio	**59.6%**	**63.0%**
ROE based on net profit	**15.6%**	**18.0%**
Thereof funding costs	(32.2)	(38.1)

IV. Erste Bank Group - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Mortgage		Large Corporates		Trading and Investment Banking	
in EUR m	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	199.4	204.1	129.6	128.4	34.6	35.5	13.0	16.2
Risk provisions for loan and adv.	(44.1)	(40.5)	(24.5)	(26.5)	(11.8)	(13.1)	(0.0)	(0.0)
Net commission income	96.3	85.1	88.9	77.8	21.8	18.9	22.4	21.0
Net trading result	7.9	5.1	2.6	2.1	0.2	(1.9)	41.1	25.2
General administrative expenses	(206.8)	(204.2)	(159.1)	(156.9)	(21.9)	(21.3)	(25.6)	(22.6)
Income from insurance business	0.0	0.0	5.2	3.7	0.0	0.0	0.0	0.0
Other operating result	6.3	(1.4)	(0.1)	3.4	12.0	4.4	6.3	0.4
Pre-tax profit for the period	59.0	**48.1**	42.5	**32.0**	34.9	**22.4**	57.1	**40.1**
Taxes on income	(12.2)	(12.2)	(9.3)	(8.0)	(7.6)	(5.6)	(12.7)	(11.3)
Minority interests	(43.1)	(35.6)	(4.5)	(4.8)	(1.8)	(2.0)	0.0	0.0
Net profit after minority interests	3.7	**0.3**	28.8	**19.2**	25.5	**14.7**	44.4	**28.9**
Average risk-weighted assets	25,444.1	23,240.0	12,942.9	11,988.8	7,348.4	6,517.2	3,459.5	3,675.5
Average attributed equity	320.7	248.3	972.1	909.5	551.9	494.4	259.8	278.8
Cost/Income ratio	68.1%	**69.4%**	70.3%	**74.0%**	38.6%	**40.6%**	33.5%	**36.3%**
ROE based on net profit	4.6%	**0.6%**	11.9%	**8.5%**	18.5%	**11.9%**	68.4%	**41.4%**
Thereof funding costs	(3.3)	(3.7)	(7.1)	(8.3)	(3.5)	(3.9)	(0.2)	(0.4)

CENTRAL EUROPE										
	Czech Republic		Slovakia		Hungary		Croatia		Serbia	
in EUR m	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	172.1	139.7	50.7	45.6	52.5	47.1	27.4	27.4	0.5	-
Risk provisions for loan and adv.	(10.8)	(7.0)	(2.8)	(0.1)	(6.4)	(4.7)	(2.6)	(2.1)	(1.4)	-
Net commission income	78.2	72.6	19.2	19.2	12.7	16.3	6.1	4.6	1.1	-
Net trading result	17.8	12.9	5.8	3.5	11.0	8.9	2.9	0.1	0.4	-
General administrative expenses	(145.0)	(136.3)	(45.3)	(41.7)	(43.1)	(42.4)	(20.5)	(16.3)	(6.2)	-
Income from insurance business	2.5	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-
Other operating result	(5.2)	8.7	1.1	(3.1)	(4.9)	(4.7)	(0.2)	(0.7)	(0.4)	-
Pre-tax profit for the period	109.5	**92.5**	28.6	**23.4**	21.8	**20.4**	13.2	**13.0**	(6.0)	-
Taxes on income	(25.3)	(24.1)	(5.9)	(3.0)	(4.8)	(3.8)	(2.6)	(2.5)	0.2	-
Minority interests	(2.7)	(1.9)	0.1	0.0	(0.1)	(0.0)	(4.0)	(4.3)	0.2	-
Net profit after minority interests	81.5	**66.5**	22.9	**20.5**	16.9	**16.6**	6.6	**6.2**	(5.7)	-
Average risk-weighted assets	10,575.6	8,479.1	3,027.4	2,133.1	3,520.9	2,188.7	2,815.8	2,044.8	125.4	-
Average attributed equity	794.3	643.2	227.4	161.8	264.4	166.0	211.5	155.1	9.4	-
Cost/Income ratio	53.6%	**60.0%**	59.9%	**61.1%**	56.5%	**58.7%**	56.2%	**50.8%**	n.a.	-
ROE based on net profit	41.1%	**41.3%**	40.2%	**50.7%**	25.6%	**39.9%**	12.5%	**15.9%**	n.a.	-
Thereof funding costs	(4.4)	(5.7)	(3.1)	(4.2)	(4.7)	(5.1)	(1.0)	(1.2)	(0.8)	-

ERSTE BANK

INVESTOR INFORMATION

Vienna, 3. May 2006

Erste Bank holds 99.99% equity stake in Erste Bank a.d. Novi Sad, Serbia

Having increased its stake in Erste Bank a.d. Novi Sad from 83.3% to 95.6 % in autumn 2005, Erste Bank der oesterreichischen Sparkassen has now purchased a further 17,740 shares, or 4.41 % of the share capital, from the remaining minority shareholders on the same terms (EUR 218.98 per share).

Erste Bank der oesterreichischen Sparkassen now owns 99.99% of the share capital of Erste Bank a.d. Novi Sad.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/IR in the Download Centre.